EXHIBIT 1

Biomira announces U.S. $13 million financing

    EDMONTON, Dec. 13 /CNW/ - Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) today announced that it has arranged a financing of approximately U.S. $13 million, before deducting placement agent fees and expenses, with Rodman & Renshaw, LLC of New York acting as exclusive placement agent. In connection with this financing, Biomira intends to file shortly in Canada a prospectus supplement to its September 26, 2006 Base Shelf Prospectus and in the United States a prospectus supplement to its September 26, 2006 F-10 Registration Statement. The financing is expected to close within the next few days and is subject to regulatory approval.

The Company will be offering up to 9,629,650 units, each unit consisting of one common share and 0.20 of a warrant, at an issue price of U.S. $1.35. In addition, approximately 96,000 compensation warrants, having similar terms to the purchaser warrants, will be issued to the placement agent.

Each warrant will entitle the holder thereof to purchase one common share at an exercise price of U.S. $1.86. The warrants will have a 48-month term, from the date the financing closes, and a no-exercise period of six months.

Biomira
Biomira is a biotechnology company specializing in the development of innovative therapeutic products for the treatment of cancer. Biomira’s goal is to develop and commercialize novel synthetic vaccines and targeted small molecules that have the potential to improve the lives and outcomes of cancer patients.

This release contains forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting or discussing the timing of the closing of the financing, the filing of regulatory documents and receipt of regulatory approvals related to the financing and the satisfaction of other conditions to closing of the transaction. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company's expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

For further information: Investor and Media Relations Contact, Stephanie Seiler, Ph.D., Gemini BioProjects LLC, (206) 713-0124, ir@biomira.com